Exhibit 99.1

April 16, 2010

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office Autorité des marchés financiers

Dear Sirs:

RE: ALGONQUIN POWER & UTILITIES CORP.

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	June 23, 2010

RECORD DATE FOR NOTICE:	May 11, 2010

RECORD DATE FOR VOTING:	May 11, 2010

BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 11, 2010

SECURITIES ENTITLED TO NOTICE:	Common

SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

Vijaya Somasundharem

Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)

pk\NM_AlgonquinUtilities

CIBC MELLON TRUST COMPANY	320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6
Tel 416-643-5000 www.cibcmellon.com

CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trade-marks.